I, Eric Weaver, certify that:

(1) the financial statements of Transparent Path, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Transparent Path, LLC included in this Form reflects accurately the information reported on the tax return for Transparent Path, LLC filed for the two fiscal years ended Dec 31st, 2019.



Eric Weaver
CEO

27th, Aug 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.